Exhibit 3.1

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION
OF COCRYSTAL PHARMA, INC.

Cocrystal Pharma, Inc. (the “Company”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), hereby certifies as follows:

1.           Pursuant to Sections 242 and 228 of the Delaware General Corporation Law, the amendment herein set forth has been duly approved by the Board of Directors and holders of a majority of each of the outstanding common stock and of Series A Preferred Stock and Series B Preferred Stock of the Company.

2.           Section 4 of the Certificate of Incorporation is amended to read as follows:

The total number of shares of stock of all classes and series the Company shall have authority to issue is 805,000,000 shares consisting of (i) 800,000,000 shares of common stock, par value of $0.001 per share and (ii) 5,000,000 shares of preferred stock, par value $0.001 with such rights, preferences and limitations as may be set from time to time by resolution of the board of directors and the filing of a certificate of designation as required by the Delaware General Corporation Law.

3.           This Certificate of Amendment to Certificate of Incorporation was duly adopted and approved by the shareholders of this Company on the 3rd day of March 2015 in accordance with Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to Certificate of Incorporation as of the 3rd day of March, 2015.

COCRYSTAL PHARMA, INC.

By:	/s/ Gary Wilcox
GARY WILCOX CHIEF EXECUTIVE OFFICER